CARRICK GOLD LIMITED

[redacted]

07021871

The Manager
Australian Securities Exchange Limited
Companies Announcements Platform

ATTENTION : Ms Jill Hewitt

19 February 2007

Dear Sir

RE **SHANNON RESOURCES LIMITED**

Carrick Gold Limited (CRK) has determined to make an off-market bid for all shares and options in Shannon Resources Limited (SHA).

Shareholders of Shannon Resources will be offered 10 cents for each fully paid share and 1 fully paid Carrick Gold share for every 2 shares held in Shannon Resources. In addition, holders of 20 cent options in Shannon Resources will be offered 1 fully paid Carrick Gold share for every 2 options.

The offer to shareholders of Shannon Resources reflects a premium of approximately 20 per cent to the volume weighted average price for shares in Shannon Resources in the 30 trading days prior to 16 February 2006 and the volume weighted average price for Carrick Gold shares in the same period.

The proposed offers are subject to a number of conditions. Full details of the offer conditions are set out in Annexure A to this letter.

Mr Frank Carr, the Executive Chairman of Carrick Gold and also the Chairman and largest shareholder of Shannon Resources, holding approximately 40 per cent of the issued capital of Shannon Resources, has indicated that he will accept the offer from Carrick Gold in the absence of a higher bid from any other party.

Carrick Gold is in the process of preparing a formal bidder's statement and will lodge that document with the Australian Securities Exchange and Australian Securities and Investments Commission shortly.

RATIONALE FOR THE OFFER

The extremely promising assay results received from drill programmes conducted since July 2006 on the Shannon Resources tenements and their proximity to the Carrick Gold tenements and resource (Figure 1) have convinced the Directors that the enormous potential of each set of tenements and consequent return for shareholders can best be maximised by the joint development of both. Such a strategy will provide economies in drill programme planning, administration, and, ultimately, extraction. The respective locations of the two Companys' tenements also lend themselves to the establishment of a joint and centrally-located processing facility in due course.

Yours faithfully,
CARRICK GOLD LIMITED

BEVAN JAGGARD
Company Secretary

dlw 3/19

CARRICK GOLD LIMITED

Level 9, 37 St George's Terrace, Perth WA 6000
G.P.O. Box 2567, Perth WA 6001
Tel. (08) 9225 5544 Fax (08) 9225 5533 Web www.carrickgold.com

Companies Announcement Platform
Australian Securities Exchange

13 February 2007

DIAMOND DRILL PROGRAMME COMMENCES

A diamond drill programme is set to commence at the Lindsays Project this week to further confirm the continuity of high grade gold mineralisation at depth. Diamond drilling will begin at Parrot Feathers to intersect at 40 metre intervals along strike the significant high grade gold shoot/lode discovered in drill hole LD1 at 350 metres vertical depth and down dip from a measured resource.

At the same time reverse circulation percussion drilling is continuing to identify mineralisation on 2 parallel structures (the Eastern and Central structures) showing continuation of the resource to the north and south.

To the north of the calculated resource at Lindsays (ASX announcement of 5th February 2007) drill holes from previous owners have indicated the continuity of mineralisation which can be referenced to a high grade intersection in the northern most drill hole PFRC 322 (7m @ 5.13g/t) and to the continued vein quartz and fold structure geology. To the south the identified geology and auger soil sampling of the pedogenic carbonate layer has indicated the continuity of the gold resource for at least another 150 metres. Percussion drilling is planned to continue on both structures to the south and north of the calculated resource.

A recent vertical drill hole in the search for water on the Central Structure has intersected significant gold mineraslisation in granite of 8 metres @ 2.48g/t from 40 - 48 metres and 4 metres @ 2.06 g/t from 88 metres.. Of interest is the width of this gold mineralised intersection because it is in granite and on the margin of a granite stock. The granite stock is considered to be associated with the source of gold at Lindsays. The hole is located with approximate local co ordinates of 47765 North and 17750 East which positions it as the furthest southwest drill hole of all recent drill programmes. It is 1.2 kilometres south of our current drilling on the Central structure where significant gold mineralisation is still being discovered.

N.B. Parrot Feathers and the Trial Pit on the Eastern Structure are centred at 18500 East on northings from 48000 North to 48740 North.

BEVAN JAGGARD
Company Secretary

END